SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ) 00.108.786/0001 -65
Corporate Registry (NIRE) 35.300.177.240

PUBLIC-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
HELD ON APRIL 2, 2007

DATE, TIME AND VENUE:
On April 2, 2007, at 11 am, at the Company’s headquarters located at Rua Verbo Divino, 1356 – 1° andar, Chácara Santo Antônio, in the city of São Paulo, State of São Paulo.

ATTENDANCE:
The Shareholders holding more than ninety-nine percent (99%) of the voting stock, as signatures stated in the “Shareholders’ Attendance Book” attended the Meeting, as well as representatives for KPMG Auditores Independentes (independent auditing firm), Mr. Pedro Augusto de Melo and for the Company’s Fiscal Council, Mr. Charles Barnsley Holland.

PRESIDING BOARD:
FRANCISCO TOSTA VALIM FILHO – Chairman, and JOÃO ADALBERTO ELEK JR. – Secretary.

CALL:
The call notice was published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on March 14, 15 and 16, 2007.

AGENDA:
AT THE ANNUAL GENERAL MEETING: 1) To examine management accounts, analyze, discuss and vote financial statement regarding fiscal year ended December 31, 2006, with no dividends to distribute; 2) To elect the members of the Board of Directors and to establish their compensation; 3) To elect the members of the Fiscal Council and to establish their compensation. AT THE EXTRAORDINARY GENERAL MEETING: 4) To amend the wording of Article 5, caput, of the Company’s Bylaws in order to reflect the capital increase from R$4,085,564,727.29 to R$ 4,155,968,703.29, through the issuance of 1,146,354 voting shares and 1,881,774 non-voting shares, approved at the Company’s Board of Directors Meeting held on February 1, 2007; and 5) To consolidate the Company’s Bylaws.

DELIBERATIONS:
The deliberations were approved by unanimous votes of shareholders present at the meeting, with abstention of those legally impeded, drawing up these present Minutes in the summary format of the events taken place, as provided for by the paragraph 1 of the Article 130 of the Law 6,404/76, authorized since than the publication of these Minutes with the omission of the shareholders’ signatures as provided for by the paragraph 2 of the Article 130 of the Law 6,404/76:

AT THE ANNUAL GENERAL MEETING:

1. Approved, by unanimous vote, without qualifications, the Annual Management Report and its accounts included in the Balance Sheet and Financial Statements, published in the newspaper Valor Econômico on February 5, 2007 and in the Official Gazette of the State of São Paulo on February 6, 2007, which reflect the accounts of the shareholders’ equity, the income for the year, the origins and applications of funds and the stake in the Subsidiary Companies, as well as the reports of Management, Fiscal Council and External Auditors, all related to the fiscal year ended December 31, 2006, closed without the determination of results distributable.

2. They took cognizance of the end of the term of office of Messrs. João Adalberto Elek Jr. and Luis Henrique Martinez Gonçalves, formalizing, accordingly, their withdrawal from the list of the Company’s Board Members. Immediately thereafter, not adopting the multiple vote process for the election of the Board of Directors’ members, referred in the CVM Instruction 165/91, amended by the Instruction 282/98, the Board of Directors’ members were elected/reelected, with term of office until the investiture of their successors to be elected by the 2008 Annual General Meeting:

i) Indicated by the Shareholder DISTEL HOLDING S.A., reelected Messrs. ROBERTO IRINEU MARINHO, a Brazilian citizen, married, manufacturer, Identity Card (RG) 2.089.884 - IFP-RJ and Individual Taxpayer’s Register (CPF) 027.934.827 -49, domiciled at Rua Lopes Quintas, 303, Jardim Botânico, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and his deputy JORGE LUIZ DE BARROS NÓBREGA, a Brazilian citizen, married, business administrator, Identity Card (RG) 029.741.88 -1 - IFP-RJ and Individual Taxpayer’s Register (CPF) 371.632.567 -87, domiciled at Avenida Afrânio de Melo Franco, 135, 1° andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro.

ii) Indicated by the Shareholder GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., reelected Messrs. STEFAN ALEXANDER, a Brazilian citizen, married, economist, Identity Card (RG) 07.251.698 -2 - IFP-RJ and Individual Taxpayer’s Register (CPF) 942.089.997 -72, domiciled at Avenida Afrânio de Melo Franco, 135, 2° andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and his deputy JOSÉ FERREIRA MONTEIRO, a Brazilian citizen, married, engineer, Identity Card CREA-RJ 83105747-6 and Individual Taxpayer’s Register (CPF) 743.251.757 -68, domiciled at Avenida Afrânio de Melo Franco, 135, Leblon, CEP 22430-060, in the city of Rio de Janeiro, State of Rio de Janeiro, ROSSANA FONTENELE BERTO, a Brazilian citizen, married, business administrator, Identity Card (RG) 07219375-8 - IFP-RJ and Individual Taxpayer’s Register (CPF) 878.888.907 -68, domiciled at Avenida Afrânio de Melo Franco, 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro - Sitting Member and her deputy GABRIELA SALOMÃO TAVARES, a Brazilian citizen, married, attorney, Identity Card 85.265 - OAB-RJ issued on 12.21.2002 and Individual Taxpayer’s Register (CPF) 002.031.617 -85, domiciled at Avenida Afrânio de Melo Franco n° 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, JUAREZ DE QUEIROZ CAMPOS JÚNIOR, a Brazilian citizen, married, business administrator, Identity Card (RG) 10.826.391 - SSP-SP and Individual Taxpayer’s Register (CPF) 039.245.898 -52, domiciled at Avenida das Américas, 700, bloco 2 A, 1° andar, Barra da Tijuca, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and his deputy FREDERICO

MONTEIRO, a Brazilian citizen, married, advertising executive, Identity Card 06689794-3 – IFP-RJ and Individual Taxpayer’s Register (CPF) 894.268.867 -53, domiciled at Avenida Afrânio de Melo Franco n° 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, MARCOS DA CUNHA CARNEIRO, a Brazilian citizen, married, economist, Identity Card (RG) 04.831.165 -1 - IFP-RJ and Individual Taxpayer’s Register (CPF) 663.964.337 -53, domiciled at Avenida Afrânio de Melo Franco, 135, 5° andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro,– Sitting Member and his deputy JOSÉ CARLOS BENJÓ, a Brazilian citizen, legally separated, attorney, Identity Card (RG) 64.048 - OAB-RJ and Individual Taxpayer’s Register (CPF) 871.330.757 -68, domiciled at Avenida Afrânio de Melo Franco, 135, 3° andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, SÉRGIO LOURENÇO MARQUES, a Brazilian citizen, married, engineer, Identity Card (RG) 625.547 -ES - SPTC/DI and Individual Taxpayer’s Register (CPF) 862.651.487 -53, domiciled at Avenida Afrânio de Melo Franco, 135, 2° andar, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, and elected as his deputy CINTIA DE MELO MORAES PALMEIRA, a Brazilian citizen, married, journalist, Identity Card 10940523-3 – DETRAN-RJ and Individual Taxpayer’s Register (CPF) 931.771.787 -04, domiciled at Avenida Afrânio de Melo Franco n° 135, Leblon, CEP 22430-060, in the city of Rio de Janeiro, State of Rio de Janeiro, AUGUSTO CESAR ROXO DE URZEDO ROCHA FILHO, a Brazilian citizen, married, civil engineer, Identity Card (RG) 89-1-00053-5 – CREA-RJ and Individual Taxpayer’s Register (CPF) 810.813.757 -87, domiciled at Avenida Afrânio de Melo Franco n° 135, Leblon, CEP 22430-060, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and his deputy ANTONIO CLAUDIO FERREIRA NETTO, a Brazilian citizen, divorced, attorney, Identity Card 85.652 - OAB-RJ and Individual Taxpayer’s Register (CPF) 943.122.497 -68, domiciled at Avenida Afrânio de Melo Franco n° 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro.

iii) Indicated by Shareholder EMBRATEL PARTICIPAÇÕES S.A., reelected Messrs. CARLOS HENRIQUE MOREIRA, a Brazilian citizen, married, engineer, Identity Card 12544-D - CREA/RJ and Individual Taxpayer’s Register (CPFMF) 005.215.077 -015, domiciled at Av. Presidente Vargas, 1012, 15° andar, CEP 20071-910, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and his deputy LUIZ TITO CERASOLI, a Brazilian citizen, divorced, engineer, Identity Card 253.362 -0 – IFP/RJ and Individual Taxpayer’s Register (CPFMF) 297.487.049 -34 and CREA ID Card 38.592 -D, domiciled at Av. Presidente Vargas, 1012, 13° andar, CEP 22271-910, in the city of Rio de Janeiro, State of Rio de Janeiro, JOSÉ FORMOSO MARTÍNEZ, a Mexican citizen, married, engineer, Alien Registration Card (RNE) V405864-B and Individual Taxpayer’s Register (CPF/MF) 059.557.727 -07, domiciled at Av. Presidente Vargas, 1012, 15° andar, CEP 22271-100, in the city of Rio de Janeiro, State of Rio de Janeiro - Sitting member and his deputy ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, a Brazilian citizen, married, attorney, Identity Card (RG)17450683-1 SSP/SP, and Individual Taxpayer’s Register (CPF/MF) 276.546.358 -18, domiciled at Av. Presidente Vargas, 1012, 15° andar, CEP 20071-910, in the city of Rio de Janeiro, State of Rio de Janeiro and being reconducted as sitting member Mr. ISAAC BERENSZTEJN, a Brazilian citizen, married, engineer, Identity Card (RG) 3.174.052 IFP/RJ and Individual Taxpayer’s Register (CPF/MF) 332.872.367 -68, domiciled at Avenida Presidente Vargas, 1012, 15° Andar, CEP 20071-910, in the city of Rio de Janeiro, State of Rio de Janeiro reelected as his deputy MAURICIO ALVARENGA VERGANI, a Brazilian citizen, married, Bachelor of Law, Identity Card (RG) 9488651 and Individual Taxpayer’s Register (CPF/MF) 041.973.348 -50, domiciled at domiciled at Rua Aldo de Azeredo, 200, 2° andar, CEP 0543-030, in the city of Barueri, State of São Paulo.

iv) On a separate election, as provided for by the Article 141, Paragraph 4, subparagraph II, of the Law 6,404/76, without the participation of the controlling shareholders GB Empreendimentos e Participações S.A., Globo Comunicação e Participações S.A. and Distel Holding S.A., by majority of votes of the present preferred shareholders, reelected Mr. IVAN MAGALHÃES JÚNIOR, a Brazilian citizen, married, engineer, Identity Card 54558-D CREA, and Individual Taxpayer’s Register (CPF/MF) 627.416.247 -04, domiciled at Avenida República do Chile, 100, 22° andar, CEP 20139-900, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and as his deputy Mr. HELIO GUSTAVO VILLARIM DOS SANTOS, a Brazilian citizen, married, business administrator, Identity Card (RG) 4031538 – IFP-RJ, and Individual Taxpayer’s Register (CPF/MF) 601.518.037 -49, domiciled at Avenida República do Chile, 100, 22° andar, CEP 20139-900, in the city of Rio de Janeiro, State of Rio de Janeiro, with the abstention of representatives of investment fund HSBC Bank Brasil S.A. – Banco Múltiplo, HSBC Corretora de Títulos e Valores Mobiliários S.A., Mellon Serviços Financeiros Distribuidora de Títulos e Valores Mobiliários S.A., Citibank N.A., and shareholders International Finance Corporation, André Carvalhães Ribeiro and Carneggie LLC.

v) Indicated by Shareholder Empresa Brasileira de Telecomunicações S.A. – Embratel and in order to meet the provisions in the Article 11 of the Company’s Bylaws, which is to have in the Board of Directors at least 20% (twenty percent) of independent members, as defined at BOVESPA Level 2 Rules, the Shareholders elected Messrs. MAURO SZWARCWALD a Brazilian citizen, married, consultant, Identity Card 2.382.767 -8 – IFP-RJ and Individual Taxpayer’s Register (CPF) 266.440.967 -00, domiciled at Avenida Lúcio Costa n° 3360, bloco 2, apartamento 3002, Barra da Tijuca – CEP 22630-010, in the city of Rio de Janeiro, State of Rio de Janeiro - Sitting Member and his deputy JOSÉ MANUEL OLIVEIRA CARREGAL, a Brazilian citizen, married, economist, Identity Card 054.184.84 -1 – IFP-RJ and Individual Taxpayer’s Register (CPF) 010.774.337 -00, domiciled at Avenida Presidente Vargas n° 290 – 10° andar, Centro, CEP 20091-060, in the city of Rio de Janeiro, State of Rio de Janeiro, whom added to the Board members indicated by the preferred shareholders at item iv, above, constitute the 20% (twenty percent) of the Company’s Board of Directors independent members.

The elected Board of Directors Members took office by signing the Investiture Term, and declared that they are not prevented from exercising the management of a business corporation. This Annual General Meeting confirmed the compensation amount paid for the executive management in 2006, and fixed in up to R$ 26,000,000.00 (twenty-six million reais) the compensation amount for 2007, including the not statutory executive officers, being the Board members responsible for the distribution of this amount.

3. The Company’s Fiscal Council permanent members were reelected, with the term of office lasting until the Annual General Meeting to be carried out in 2008, as follows:

1. indicated by the Shareholders DISTEL HOLDING S.A., GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A and EMBRATEL PARTICIPAÇÕES S.A., Messrs. Charles Barnsley Holland, a Brazilian citizen, married, accountant, Identity Card (R.G.) 12.782.315 (SSP-SP) and Individual Taxpayer’s Register (CPF/MF) 379.343.258 -00, domiciled at Rua Miranda Montenegro, 144, in the city of São Paulo, state of São Paulo and Martin Roberto Glogowsky, a Brazilian citizen, married, attorney and business administrator, Identity Card (R.G.) 4.700.146 (SSP-SP) and Individual Taxpayer’s Register (CPF/MF) 861.682.748 -04, domiciled at Rua Barão de Santa Eulália, 170 Apt. 52, in the city of São Paulo, state of São Paulo.

2. On a separate election, as provided for by the Article 161, Paragraph 4, a, of the Law 6,404/76, without the participation of the controlling shareholders GB Empreendimentos e Participações S.A., Globo Comunicação e Participações S.A. and Distel Holding S.A., by majority of votes of the present preferred shareholders, reelected Mr. Antônio José Alves Jr., a Brazilian citizen, married, economist, Identity Card (R.G.) 06692026-5 IFP-RJ and Individual Taxpayer’s Register (CPF/MF) 849.079.327 -15, domiciled at Avenida Edson Passos, 603/301, Alto da Boa Vista, Tijuca, in the city of Rio de Janeiro, state of Rio de Janeiro, with the abstention of representative of the investment funds Mellon Serviços Financeiros Distribuidora de Títulos e Valores Mobiliários S.A., Citibank N.A. and of shareholders International Finance Corporation, André Carvalhães Ribeiro and Carneggie LLC.

The General Meeting fixed in up to R$600,000.00 (six hundred thousand reais) the annual compensation of the members of the Fiscal Council for the fiscal year 2007. The General Meeting has also approved a budget for the Fiscal Council for the fiscal year 2007, in the amount of R$150,000.00 (one hundred fifty thousand reais).

AT THE EXTRAORDINARY GENERAL MEETING

4. Approved the reform of the wording if the caput of the Article 5 of the Company’s Bylaws, in order to reflect the capital increase from R$4,085,564,727.29 to R$4,155,968,703.29, through the issuance of 1,146,354 voting shares and 1,881,774 non-voting shares, approved at the Company’s Board of Directors Meeting held on February 1, 2007, which will have the following wording:

“Art. 5 – The Company’s Capital Stock is R$4,155,968,703.29 (four billion, one hundred, fifty-five million, nine hundred, sixty-eight thousand, seven hundred three reais and twenty-nine centavos), divided into 111,822,137 (one hundred, eleven million, eight hundred, twenty-two thousand, one hundred and thirty seven) common shares and 183,559,312 (one hundred, eighty-three million, five hundred fifty-nine thousand, three hundred and twelve) preferred shares, all non-par registered book-entry shares. The Capital Stock shall be increased by up to R$5,000,000,000.00 (five billion reais), regardless of statutory amendment, as provided for by the Article 168 of the Law 6,404/76, by resolution of the Board of Directors, which shall determine the issuance conditions, under the terms of the paragraph 1 of the Article 170 of the Law 6,404/76.”

5. Due to the amendments above, the Company’s consolidated Bylaws was approved, attached to the present Minutes.

CLOSURE:
The works were closed and the meeting was adjourned for the time required to draw up the minutes in the book, which, upon reopening of the meeting, were read, found in compliance, approved and signed by all those attending the meeting. São Paulo - SP, April 2, 2007.

Francisco Tosta Valim Filho
Chairman

João Adalberto Elek Jr.
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 02, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.